May 7, 2007

Russell Mancuso
Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Re:	CombiMatrix Corporation
Registration Statement on Form S-1 Filed
December 26, 2006
File No. 333-139679

Dear Mr. Mancuso:

We have reviewed your comments to the above-referenced filing, dated April 27, 2007. In response, we have the following comments. We are enclosing with this correspondence five (5) bound copies of the amended registration statement, together with a color-coded, redlined copy marked to show changes to the second amended registration statement filed on April 10, 2007. Text in blue has been added. Text in red has been deleted. Text in green has been moved from one place to another. All page references are to the amended registration statement filed contemporaneously with this correspondence.

Fee Table

1.
We note your response to prior comment 1; however, you should consider whether you have registered sufficient securities throughout your offering, not just “prior to the effective date of the registration statement.”

We have registered sufficient securities throughout the offering and will continue to do so prior to the effective date of the registration statement. We will file a pre-effective amendment if necessary to register additional shares required to complete the redemption.

Prospectus Summary

2.
We note your response to prior comment 3; however, when an amendment to articles of incorporation is filed, a complete copy of the articles as amended should be filed. See Regulation S-K Item 601(b)(3).

Acacia Research Corporation will include the complete copy of the articles as amended in its Quarterly Report for the period ended March 31, 2007, prior to effectiveness of the registration statement.

Diagram of Split Off, page 3

3.
We note your response to comment 6, however, the diagram included in the amendment that you have filed on EDGAR does not appear to contain the revisions indicated in your response. Please revise the diagram included in the amendment that you file on EDGAR to be consistent with your response.

We note the error on the document filed on EDGAR and have corrected the diagram on the amended registration statement filed with EDGAR.

Russell Mancuso
U. S. Securities and Exchange Commission
May 7, 2007

Summary Historical Financial Data, page 4;
and Note 14, Pro Forma Information (unaudited), page F-27

4.
Please revise to disclose that there are no redemption features of the underlying CombiMatrix Corporation common stock and to clarify why the warrants will continue to be classified as a liability after the split off, similar to your response to prior comment 27 in our letter dated March 23, 2007.

We have revised our disclosure as requested in the summary of historical financial data on page 4, the selected financial data table on page 41 and in note 14 to our unaudited pro forma financial information.

As a result of the redemption of AR-CombiMatrix stock …., page 5

5.	Please reconcile the parenthetical statement in this paragraph that the tax liability would be “very substantial” with the subsequent statement that the “tax would be zero.”

We have deleted the parenthetical statement.

CombiMatrix and you would have Federal income tax liabilities, page 7

6.
Please clarify why you disclose here and elsewhere that there is a material risk related to the factual representations being incomplete or untrue or materially different at the time of the split off. What facts were not provided to the IRS? What facts risk being untrue? What changes are you anticipating at the time of the split off?

In the interest of full and fair disclosure of the effect of the IRS private letter ruling, we have disclosed that the private letter ruling is not binding if the representations and warranties of the company submitted to the IRS are untrue. We do not intend to imply by this disclosure that we believe there is a material risk of the representations and warranties being untrue. We have added in our disclosure that we are not aware of any facts or circumstances that would cause any of those representations to be untrue, nor do we believe the facts upon which the private letter ruling were based are materially different from the facts we expect to exist at the time of the redemption.

A Former Vice President, page 16

7.
We note your response to prior comment 11; however, since you disclose that the conclusions of your Audit Committee are based upon the findings of independent counsel, the consent of that independent counsel, mentioned here and under “Legal Proceedings,” is required to be filed as an exhibit to your registration statement.

We have included the consent of counsel as Exhibit 23.3.

8.
Please expand your response to prior comment 12 to provide an analysis to clearly support your conclusion that the contract is in the “ordinary course” and need not be filed as an exhibit to your current registration statement.

The contract is a Master Collaboration and Intellectual Property Agreement with a U.S. company, pursuant to which the parties agreed to collaborate in connection with the development of technology and agreed upon the intellectual property rights generated from such collaboration. The rights and obligations of the parties related to research and development activities conducted or to be conducted by our companies in collaboration with one another, including the rights our company would have in any technologies produced in collaboration under the agreement. All of the activities conducted by our company pursuant to the agreement were done in the ordinary course of business. The CombiMatrix group engaged in various research and development activities in collaboration with other companies as part of its ongoing business activities disclosed in the section titled “Research, Development and Engineering” on page 24 of Acacia Research Corporation’s Annual Report on Form 10-K for the period ended December 31, 2006 (the “Annual Report”). Consistent with the CombiMatrix group’s strategy as disclosed on page 21 of the Annual Report, this was one of several similar collaboration agreements that were entered into in the ordinary course of business to further the CombiMatrix group’s research and development of its proprietary technology. The agreement was such as ordinarily accompanies the kind of business conducted by the CombiMatrix group. In addition, the agreement was not with any affiliates of the company referenced in Item 601(10)(ii)(C), is not one in which our business was or is substantially dependent and did not call for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of the fixed assets of the company on a consolidated basis.

Russell Mancuso
U. S. Securities and Exchange Commission
May 7, 2007

9.	Please provide us with any updates that are made to the materials you submitted in response to prior comment 13 prior to the time your registration statement is declared effective.

We will provide to you any updates to the material previously provided.

Material U.S. Federal Income Tax Consequences of the Split Off, page 19

10.
It is not clear from the IRS private letter ruling filed as Exhibit 99.5 that, as you disclose in this section, the redemption will qualify for U.S. federal income tax purposes as a tax-free transaction under Section 355 of the Internal Revenue Code. Please advise or revise your disclosure to more clearly reconcile to the ruling. Also, if this qualification under Section 355 is a necessary conclusion for the material tax consequences described in your prospectus and the ruling does not specifically make this conclusion, please file an opinion of counsel that includes the appropriate legal conclusion.

The statement in the prospectus that “Acacia has received a private letter ruling from the Internal Revenue Service, or the IRS, to the effect that the redemption will qualify for U.S. federal income tax purposes as a tax-free transaction meeting the requirements under Section 355(a)(1)...” (underline text added in the third amended registration statement) is a summary statement supported by ruling no. 7, which the IRS cites is supported by Section 355(a)(1) of the Internal Revenue Code .

Section 355 of the Internal Revenue Code addresses the distribution of stock and securities of a controlled corporation.  Section 355(a) addresses the effect of such distribution on shareholders, and Section 355(a)(1) states the general rule applicable to shareholders.  Section 355(a)(1) states that if the conditions of Section 355(a)(1)(A) through (D) are met, “then no gain or loss shall be recognized to (and no amount shall be includible in the income of) such shareholder or security holder on the receipt of such stock or securities.”  [See Section 355(a)(1)]  Ruling no. 7 states that '[n]o gain or loss will be recognized by (and no amount will be included in the income of) the shareholders on the Distribution...'  Ruling no. 7 is a restatement of the consequences of meeting the requirements of Section 355(a)(1)(A) through (D) of the general rule, and therefore, we believe our summary statement is accurate, that the company received a ruling to the effect that the transaction will qualify as tax free to the shareholders under Section 355.

11.
It remains unclear why you indicate in the third paragraph that the redemption “should” qualify as a tax free redemption under those material aspects of Section 355 of the Code not addressed by the private letter ruling. Please note that if counsel cannot opine on a particular material tax matter, it must clearly say so and provide the reasons for the uncertainty and the possible outcomes and risks to investors. Likewise, we note the equivocal statement in the last paragraph that begins on page 22 that the redemption in such circumstances “should” remain tax-free to each holder of AR-CombiMatrix stock.

Russell Mancuso
U. S. Securities and Exchange Commission
May 7, 2007

We have revised our disclosure to provide that the redemption “will” qualify as and “will” remain tax-free, which disclosure is supported by the opinion.

12.	We note that your revised disclosure in the last paragraph on page 21 indicates that you have made commitments with respect to future operations. Please describe these commitments.

On further review, we do not believe “commitments” accurately describes the statements made by our company in the request for private letter ruling. Representations were made but not commitments, and so we have deleted this reference to “commitments.”

13.
We note your disclosure that, in rendering the opinion regarding the tax-free status of the split off, your counsel relied in part on your representations as to these matters. Please disclose, if true, that you mean that counsel relied on representations as to factual matters. Otherwise, please file an opinion that does not rely on others for questions of law.

We have clarified our disclosure to make it clear that the reference to “these matters” is to the factual matters previously described in the paragraph.

Equity Compensation Plan Information, page 65

14.
From your response to prior comment 24, it is unclear how accelerating and terminating an option would not impair the rights of the holder. Therefore, please provide us your materiality analysis of the risk that option holders or other investors might disagree with your conclusions.

All of the option plans provide that the plans may be amended by the administrator without shareholder approval, subject only to the rights of option holders to consent to certain amendments. As a result, we do not believe there is any risk that investors, other than option holders, may disagree with our conclusions.

Option holders may disagree with our conclusion, and despite the validity of the administrator’s actions to amend the plan, the company could be required to defend such actions. Consequently, in an abundance of caution and without intending to imply that any potential claims are valid, we have added a risk factor on page 11 of the prospectus to address this risk.

Security Ownership, page 62

15.	Please expand your response to prior comment 25 to address the forms filed by Austin W. Marxe and David M. Greenhouse.

We have included information filed by Austin W. Marxe and David M. Greenhouse in a Form 3/A on April 21, 2007, regarding their beneficial ownership in AR-CombiMatrix stock.

Austin W. Marxe and David M. Greenhouse filed a Form 3, Form 4 and Schedule 13G referencing the beneficial ownership of CombiMatrix Corporation common stock. Pursuant to instruction number 3 to Item 403 of Regulation S-K, we have not relied upon the information in this Form 3, Form 4 or Schedule 13G because we have reason to believe the information contained in those reports is not accurate. CombiMatrix Corporation is a wholly owned subsidiary of Acacia Research Corporation, and Austin W. Marxe and David M. Greenhouse do not own any stock of CombiMatrix Corporation. We are able to verify this based upon the books and records of CombiMatrix Corporation. Because of this inaccuracy, we do not believe we may rely on those reports pursuant to instruction number 3 to Item 403 of Regulation S-K.

Russell Mancuso
U. S. Securities and Exchange Commission
May 7, 2007

Part II

16.	Please provide the information required by Items 14 and 15 of Form S-1. Include the undertakings in Regulation S-K Item 512(a).

Items 14, 15 and 17 of Form S-1, including the undertakings required by Regulation S-K Item 512(a), were filed with Part II of the original registration statement and have not been amended since originally filed. However, we have repeated Part II, as originally filed, in our third amended registration statement.

Exhibit 8.1

17.	We reissue the clause (1) of prior comment 29.

Counsel has deleted assumption of authority and capacity from the opinion.

18.
We note that the revised opinion expressly indicates that no opinion was expressed with respect to whether Acacia Research-Acacia Technologies common stock or Acacia Research-CombiMatrix common stock is stock of Acacia Research Corporation for federal income tax purposes. Please tell us whether this legal conclusion is necessary for the opinions that have been expressed and why counsel has specifically not formed an opinion with regard to this issue. With a view towards revised disclosure, please tell us what the implications would be if the Acacia Research-Acacia Technologies common stock or Acacia Research-CombiMatrix common stock is not determined to be stock of Acacia Research Corporation for federal income tax purposes.

Counsel has added the following to its legal opinion filed as Exhibit 8.1, which we believe expresses the legal conclusion regarding this issue sufficient to support our disclosure in the prospectus regarding the tax consequences of the redemption:

In addition, the Ruling expressly did not address whether the CM Stock or AT Stock constitutes stock of Acacia for Federal income tax purposes. The IRS has announced that it will not issue advanced rulings on the classification of instruments similar to CM Stock or AT Stock that have certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets of a subsidiary of the issuing corporation. In addition, there are no judicial decisions or administrative authorities addressing such stock. However, the failure of the CM Stock or AT Stock to constitute Acacia stock for Federal income tax purposes will not materially effect the material U.S. federal income tax consequences of the redemption as described in the Registration Statement.

19.
We note the tax opinion continues to indicate that additional issues may exist that could affect the tax treatment of the transactions described in the opinion and that the opinion does not consider or provide a conclusion with respect to those additional issues. As requested by our prior comment 30, please file an opinion that considers all issues required for an opinion supporting the tax matters described in your filing.

Counsel has deleted the first sentence of the second qualification on the last page of the opinion.

20.
We reissue prior comment 33. Please expand the scope of the consent in the last paragraph of the opinion to include the use of counsel’s name in the section entitled “Material U.S. Federal Income Tax Consequences of the Split Off.” Also, clarify your reference to the use of counsel’s name under “Legal Matters” as it appears that your prospectus does not contain a section with that heading.

Counsel expanded the scope of the consent in the opinion as requested.

Russell Mancuso
U. S. Securities and Exchange Commission
May 7, 2007

We thank you for your consideration of this matter. In the meantime, please do not hesitate to contact our corporate counsel, Mr. Raymond A. Lee or Mr. Dennis J. Rasor at 714-708-6500, if you have any questions concerning this matter or require additional information.

Best regards,

/s/ Amit Kumar,
Chief Executive Officer of
CombiMatrix Corporation